FOURTEENTH BANK LOAN CERTIFICATE OF NOTIFICATION
                             (Second Quarter - 1999)

                                    Filed by

                              THE SOUTHERN COMPANY

Pursuant to order of the Securities and Exchange Commission dated March 13, 1996 in the matter of File No. 70-8789.

The Southern Company (SOUTHERN) hereby certifies to said Commission, pursuant to Rule 24, that, in accordance with the terms and conditions of and for the purposes represented by the statement on Form U-1 in the above matter at the end of the second quarter of 1999, SOUTHERN had:-

Short-term or term loan notes outstanding - None;

Commercial paper to dealers outstanding - $1,358,777,000 and

Non-negotiable promissory notes to public entities in exchange for the proceeds of their revenue anticipation notes - $0.



                                    SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this certificate to be signed on its behalf by the undersigned thereunto duly authorized.


Dated: August 14, 1999              THE SOUTHERN COMPANY


                                     By: /s/  Tommy Chisholm
                                         Tommy Chisholm
                                     Secretary and Assistant Treasurer